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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MC SQUARE CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

▣ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

71 Arch Street
(No. and Street)

| Greenwich | CT | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Marino Marin | 646-780-7166 | MMarin@mcsquarecapita |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC
(Name – if individual, state last, first, and middle name)

| 100 Horizon Center Blvd. | Hamilton | NJ | 08691 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2024 | 7259 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MARINO MARIN_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MC SQUARE CAPITAL, LLC_____, as of DECEMBER 31_____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_____

Title:
CEO_____

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# MC SQUARE CAPITAL LLC

**(A wholly owned subsidiary of TAC Financial Corporation)**
**(SEC I.D. No. 8-69374)**

**Statement of Financial Condition**
**(With Report of Independent Registered Public Accounting Firm Thereon)**

**As of and for the Year Ended December 31, 2025**

**These financial statements and schedule(s) should be deemed confidential**
**pursuant to Subparagraph (e)(3) of SEC Rule 17a-5.**

**Ferrara CPA**
100 Horizon Center Blvd.
Hamilton, NJ  08691
**Tel**: 609-865-5391
**Fax**: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Member of MC Square Capital, LLC

**Opinion on the Financial Statement**

I have audited the accompanying statement of financial condition of MC Square Capital, LLC as of December 31, 2025, and the related notes. In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MC Square Capital, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of MC Square Capital, LLC's management. My responsibility is to express an opinion on MC Square Capital, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to MC Square Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  I believe that my audit provides a reasonable basis for my opinion.

*Ferrara CPA*

I have served as MC Square Capital, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 15, 2026

**MC SQUARE CAPITAL, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2025**

**Assets**

| | |
|---|---|
| Cash | $ 2,612,173 |
| Accounts receivable | 34,928 |
| Prepaid expenses | 15,638 |
| Due from related party | 58,482 |
| **Total assets** | **$ 2,721,221** |

**Liabilities and Member Capital**

| | |
|---|---|
| **Liabilities** | |
| Accounts and accrued expenses payable | $ 12,261 |
| Unearned income | 125,000 |
| **Total liabilities** | **137,261** |
| Commitments and contingencies (Note 7) | |
| **Member capital** | |
| Member capital | 2,583,960 |
| **Total member capital** | **2,583,960** |
| **Total liabilities and member capital** | **$ 2,721,221** |

*See accompanying notes to the financial statements.*

# MC SQUARE CAPITAL, LLC

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED
## DECEMBER 31, 2025

---

**NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS**

MC Square Capital, LLC., formerly Exit 3 Capital Markets, LLC (the "Company") was originally formed on July 26, 2013 as a registered Broker Dealer with the Security Exchange Commission ("SEC") and a Member of the Financial Industry Regulatory Authority (FINRA). In February 9, 2016, the Company was granted approval by FINRA for an ownership change where 100% of the Company was sold to MC Square Holdings, LLC. Subsequent to FINRA approval, the Company was renamed MC Square Capital, LLC on March 3, 2016. Going forward, all references to "Company" shall mean MC Square Capital, LLC.

The Company engages in the private placement of securities, mergers and acquisition advisory services, corporate finance & development services and investment banking advisory services. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company will not claim exemption from the requirements of Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073.

**NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES**

*(a) Basis of Presentation*

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

*(b) Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*( c) Statement of Cash Flows*

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

pronouncements. There were no cash equivalents at December 31, 2025. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

For further discussion of cash, see "Note 4 Concentrations and Economic Dependency"

### (d) *Revenue Recognition*

The Company adheres to the guidance under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expect to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides corporate advisory services. Revenue for advisory arrangements is generally recognized at a point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under specific contract.

### (e) *Current Expected Credit Losses (CECL)*

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements (if any) or based on the credit quality of the borrower or issuer). For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified receivables as impacted by the new guidance. The Company's conclusion that an

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with service income is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2025, an allowance for credit losses was not considered necessary.

*(f) Income Taxes*

The Company is treated as a disregarded entity for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2025. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2022.

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2025.

### (g) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

### (h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

### (i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

*Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

*Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

*Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

**NOTE 3 – NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2025, the Company had net capital of $2,434,893, which was $2,425,742 in excess of its required minimum net capital of $9,151. The Company had an AI/NC ratio of .056 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073.

**NOTE 4 – CONCENTRATIONS AND ECONOMIC DEPENDENCY**

The Company's revenues are related to placement and / or transaction fees as discussed in Note 2 above. There is no assurance of future revenues from such fees.

One customer accounted for 77% of 2025 revenues

The Company maintains its cash at a financial institution in amounts that exceeded federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2025. As of December 31, 2025 cash balances held that exceeded federally insured limits amounted to $2,112,173.

**NOTE 5 – ACCOUNTS RECEIVABLE AND UNCOLLECTIBLE FUNDS**

Accounts receivable are carried at original invoiced amounts and are considered fully collectible. Accounts receivable are written off when deemed uncollectible.

## NOTE 6 – FAIR VALUE

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

## NOTE 7 – COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

## NOTE 8 – RELATED PARTY TRANSACTIONS

As reported on its CMA application with FINRA, The Company has an expense sharing agreement with MC Square Services LLC, a related party through common control in which MC Square Capital LLC and MC Square Services LLC agree to share certain management, operating and overhead expenses. These include but are not limited to occupancy and equipment, technology and communications, salary and administrative expense, insurance, office expense, supplies, and consulting fees which totaled $1,051,705 during the reporting period. MC Square Services LLC has indicated it will not seek reimbursement for these expenses in the future. At December 31, 2025, the Company had a receivable of $58,482 owed to it by MC Square Services, LLC.

## NOTE 9 – ANTI-MONEY LAUNDERING POLICIES AND PROCEDURES

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2025 the Company had implemented such policies and procedures.

**NOTE 10 – SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through the issue date of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

**NOTE 11 – SEGEMENT REPORTING**

The Company operates as a securities broker-dealer in a single line of business, offering advisory services within the securities brokerage sector. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented.